

December 7, 2018

<u>Via E-Mail</u>
Mollie H. Duckworth, Esq.
Baker Botts L.L.P.
910 Louisiana Street
Houston, TX 77002-4995

> **Re: EQGP Holdings, LP**
> **Schedule 13E-3 filed by Equitrans Midstream Corporation**
> **Filed on November 30, 2018**
> **File No. 5-88854**

Dear Ms. Duckworth:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing person's disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing person's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in Disclosure Statement.

Schedule 13E-3

1. Please advise why the Unit Purchases do not constitute a tender offer subject to Regulations 14D and 14E.

2. Item 2(f) refers to page 1 of the Disclosure Statement, however the relevant paragraph on page 2 does not appear responsive to the disclosure described in Item 1002(f) of Regulation M-A. Please advise or revise as appropriate.

Disclosure Statement

The Position of ETRN Regarding the Fairness of the Transaction, page 9

3.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (iii) and (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant.

Analysis Provided by the Financial Advisors to ETRN, page 11

4.   Disclosure on page 13 indicates that "[t]he matters considered by the Financial Advisors in their financial analyses and reflected in the Financial Advisor Materials were necessarily based on various assumptions…" With a view towards disclosure, please advise us what consideration you gave to including in the Disclosure Statement a description of these specific assumptions.

Miscellaneous, page 17

5.   As discussed with you on our telephone call today, please revise this section to quantify *any* compensation received in the past two years, or to be received, by each of Guggenheim Securities and Goldman Sachs, as a result of the relationship between Guggenheim Securities or Goldman Sachs, on the one hand, and EQGP or its affiliates, on the other. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

Financial Projections, page 21

6.   Disclosure on page 21 indicates that "[t]hese projections and forecasts…were based on …assumptions about future events." Please revise to disclose such assumptions.

Source and Amount of Funds, page 35

7.   Please supplement the disclosure to provide the stated and effective interest rates of the Term Facility or a narrative description thereof to the extent the specific rates are as of yet unknown. Refer to Item 10 of Schedule 13E-3 and Item 1007(d)(1) of Regulation M-A.

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        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions